FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001 -56

NOTICE TO SHAREHOLDERS

Companhia Brasileira de Distribuição (“Company”) informs its shareholders that the term for shareholders to exercise their preemptive rights to the subscription of preferred shares issued during the capital increase approved by the Board of Directors Meeting of April 08, 2008 and the term for shareholders to subscribe to the unsold shares from said capital increase has expired. Furthermore, the Board of Directors’ Meeting of May 27, 2008, partially ratified the value of said capital increase through a private subscription of shares, given that the objective of same, i.e. reducing the Company’s indebtedness, was fully accomplished. In other words, there was no need to seek additional subscribers for the small amount remaining through an auction process. Subscribers have the right to withdraw from the subscription within 30 days as of the publication of this notice, by informing any of the Banco Itaú S/A branches listed below of their decision. The final amount of the capital increase will be then ratified at the value effectively subscribed and incorporated into the Company’s capital stock.

Belo Horizonte	(MG)	Av. João Pinheiro, 195 - Térreo
Brasília	(DF)	SCS Quadra 3 Ed. D’Angla 30, Bloco A - Sobreloja
Curitiba	(PR)	Rua João Negrão, 65 - Sobreloja
Porto Alegre.	(RS)	Rua Sete de Setembro, 746 - Térreo
Rio de Janeiro	(RJ)	Rua Sete de Setembro, 99 - Subsolo
Salvador	(BA)	Av. Estados Unidos, 50, Ed. Sesquicentenário – 2° andar
São Paulo	(SP)	Rua Boa Vista, 176 – 1° Subsolo

São Paulo, May 28, 2008

Daniela Sabbag
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 28, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.